UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of July 2004

EDP–Electricity of Portugal

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

Financial Results

1Q2004

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:     +351 21 001 2834

Fax:    +351 21 001 2899

Email: ir@edp.pt

Site:    www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, April 29, 2004

EDP - Electricidade de Portugal, S.A.    Headquarters: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Consolidated Balance Sheet and Cash Flow Statement

Assets (€ m)	1Q2004	YE2003
Non-current assets:
Fixed assets, net	11,649.9	11,651.6
Intangible assets, net	1,821.2	1,849.7
Financial investments, net	1,584.1	1,582.8
Currents assets:
Inventories	152.3	159.2
Accounts receivable - trade, net	972.7	921.5
Accounts receivable - other, net	1,204.4	966.6
Cash and cash equivalents	265.1	287.5
Accruals and deferrals	737.0	622.4
Deferred tax	602.0	609.3

Total assets	18,988.8	18,650.7

Shareholders’ equity (€ m)	1Q2004	YE2003
Share capital	3,000.0	3,000.0
Treasury stock	(49.5)	(49.0)
Reserves and retained earnings	2,064.9	1,965.9
Consolidated net profit	180.8	381.1

Shareholders’ equity	5,196.3	5,298.0

Minority interest	233.3	236.5
Hydrological correction account	378.4	387.5

Liabilities (€ m)	1Q2004	YE2003
Provisions	801.2	819.6
Financial debt
Short-term debt & current portion of long-term debt	1,342.0	1,457.5
Long-term debt	6,020.4	6,035.3
Current liabilities
Accounts payable - trade, net	681.5	782.6
Accounts payable - other, net	1,497.7	999.3
Accruals and deferrals	2,233.5	2,018.4
Deferred tax	604.5	616.1

Total liabilities	13,180.8	12,728.7

Total liabilities and shareholders’ equity	18,988.8	18,650.7

Cash flow (€ m)	1Q2004
Net profit	180.8
Tariff adjustment	45.0
Depreciations	209.0
Compensation of subsidised assets depreciation	(18.1)
Amortization of investments (goodwill)	23.4
Net provisions	(6.4)
Interests on hydrological correction account	2.5
Other	0.3
Interests and other financial expenses / (income)	86.7
Change in operating working capital	(48.2)
Capital expenditures	(143.3)

Net operating cash flow	331.8

Divestments of fixed assets	3.9
Financial divestments / (investments)	(3.6)
Interests and other financial expenses (income)	(86.7)
Dividends paid and results distributed to employees	—
Other changes in non-operating working capital	(115.1)

Decrease / (increase) in financial debt	130.3

•	The EDP’s Group net operating cash-flow in the 1Q2004 amounted to €331.8 million.

•	The core business is still the main contributor to the Group’s cash flow with EDP Produção accounting for 67% (€223.2 million) and EDP Distribuição accounting for 23% (€75.2 million)

•	The cash-flow generation at the core business enabled the EDP Group to reduce its financial debt in €130.3 million from €7,492.7 million in 2003 to €7,362.5 million in the 1Q2004.

Capital Expenditures

Capital expenditures (€ m)	1Q2004	1Q2003
EDP Produção	8.3	39.7
Renewables	10.8	3.1
EDP Distribuição	63.4	59.0
(-) Subsidies in cash	16.0	14.6
(=) EDPD cash investments	47.4	44.5
Hidrocantábrico (40%)	25.8	19.5
Brazil	38.5	48.0
Other	12.5	24.1

Total	143.3	178.9

•	The EDP Group’s capital expenditure totaled €143.3 million in the 1Q2004, down 20% year-on-year. Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method of each subsidiary.

•	EDPP’s investment fell 79% year-on-year, following a sharp decrease in the investment of a new CCGT (TER) Portugal. The first TER 400 MW unit started industrial service on the 14th February 2004 and the second 400 MW unit is forecasted to start operations in October 2004. EDP will build a third 400 MW unit in TER, which construction should start by the 2H2004 and concluded in 2006.

•	Within our electricity generation activity, investments in renewables increased to €10.8 million in the 1Q2004 from the 1Q2003 following the construction of three new wind farms (Alto do Talefe, Fonte da Quelha and Padrela) with a total installed capacity of 31.5 MW.

•	HC’s investment increased 32.1% due to €34.1 million of investments made by the company at the Albacete wind farm (124 MW), which is forecasted to start industrial service in the 4Q2004. HC has already invested €60.3 million in this project.

•	The bulk of investment at EDPD was in the distribution network. These investments, aimed at improving the quality of service, enabled a drop in the equivalent interruption time, from 92 min in 1Q2003 to 50 min in the 1Q2004.

•	Most of our capex in Brazil is related to investments made in electricity distribution network at the concession areas of Bandeirante, Escelsa and Enersul. Capex in Brazil decreased 19.8% due to lower investments at Fafen and Peixe Angical power plants in the 1Q2004.

•	Capex in other activities decreased from €24.1 million in the 1Q2003 to €12.5 million in the 1Q2004 as a result of a decrease in our telecommunications activity operating investments, as the major investment required for the expansion of the network have already been completed, and a €10 million decrease in our IT activities operating investment as a result of the company’s efforts into reducing the levels of investment.

Consolidated Income Statement

Consolidated profit and loss account (€ m)	1Q2004	1Q2003		Δ%
Electricity sales	1,584.9	1,531.9		3.5%
Other sales	69.6	16.4		324.5%
Services rendered	144.1	108.8		32.4%
Revenues	1,798.6	1,657.1		8.5%
Electricity purchases	796.5	783.8		1.6%
Fuel, steam and ashes	101.0	47.0		115.0%
Other raw materials and consumables	55.4	56.7		-2.2%
Supplies and services	146.7	151.4		-3.1%
Personnel costs	160.2	166.4		-3.8%
Concession and power generating rents	46.7	44.0		6.2%
Other operating expenses / (income)	2.7	(2.1)		—
Own work capitalised	(45.2)	(51.0)		11.3%
Depreciation and amortization	209.0	199.0		5.0%
Compensation of deprec. of part-funded fixed assets	(18.1)	(18.5	)(1)	2.2%
Provisions	19.9	27.3		-27.2%
Operating costs and expenses, net	1,474.7	1,403.9		5.0%
Operating margin	323.9	253.2	(1)	27.9%
Interest and related income / (expenses)	(94.6)	(71.5)		-32.3%
Other non-operating income / (expenses)	(7.1)	4.9	(1)	—
Profit before taxes and minorities	222.2	186.6		19.1%
Provision for income taxes	76.9	67.4		14.0%
Provision for defered taxes	(28.1)	(6.4)		-337.3%
Minority interests	(7.3)	(6.9)		-6.4%

Consolidated net profit	180.8	132.5		36.5%

EDP Group reported a 19.1% growth in the 1Q2004 at the Profit Before Taxes and Minorities mostly due to:

•	Entry into industrial service of the new 400 MW TER CCGT;

•	The 6.3% increase in electricity consumption in Portugal and 4.1% in Spain;

•	The first time consolidation of Naturcorp, since August 2004, following Hidrocantábrico’s acquisition of this Basque Gas Company in July 2004;

•	The 2.4% increase in electricity demand in our distribution concession areas in Brazil, as well as last year’s tariff revisions;

•	Cost control continued to bear fruits. Supplies and services were down 3.1%, while personnel costs fell 3.8% following the introduction of the HR Restructuring Program.

•	Interest and related income / (expenses) decreased since investment income received in the period was significantly lower. This is due to the fact that: i) dividends from BCP, which in 2003 were received in the 1Q, in 2004 were only received in the 2Q; and ii) following EDP’s divestment from Iberdrola in the 2H2003, the dividend that was received in the 1Q2003, was not received in the 1Q2004.

(1)	The “Compensation of depreciation of partly-funded fixed assets” amounted to €18.1 million in the 1Q2004 and €18.5 million in the 1Q2003. Prior to 2004 we presented this item as an “other non-operating income”. In the 1Q2004, we have changed the presentation of “Compensation of depreciation of partly-funded fixed assets” which is now presented as an operating item. As such, our 1Q2003 “Operating margin” - that otherwise would have been €234.7 million - and our 1Q2003 “Other non-operating income” - that otherwise would have been €23.4 million - have been restated accordingly. This presentation change has no impact on the company’s “Profit before taxes and minorities” or “Net profit”.

EDP Produção

Energy emission (GWh)	1Q2004	1Q2003	Δ%
Hydroelectric (PES)	3,427	5,598	-38.8%
Thermoelectric (PES)	2,678	2,172	23.3%

Binding generation	6,106	7,770	-21.4%

Hydroelectric (NBES)	171	291	-41.3%
CCGT (NBES)	596	—	—

Non-binding generation	767	291	163.7%

Biomass	15	11	30.1%
Wind farms	47	32	46.2%
Cogeneration	196	164	19.1%
Small hydro (1)	58	87	-33.1%

Special regime producers	315	294	7.2%

Total EDP emission	7,188	8,355	-14.0%

Pego thermal power station (PES)	931	874	6.5%
Tapada thermal power station (PES)	1,449	892	62.4%
Auto-producers (IES)	1,035	909	13.9%
Import / (export) net	1,372	311	341.5%
Direct sales to ind. clients (incl. in cogeneration)	(141)	(123)	-14.1%
Pumping	(75)	(89)	15.7%
Gross demand	11,759	11,129	5.7%
Synchronous compensation	(10)	(8)	-37.3%
Own consumption - generation	(3)	(1)	-259.4%
Own consumption - transmission grid	(3)	(3)	-1.5%
Losses	(173)	(316)	45.1%

Energy delivered to distribution	11,569	10,802	7.1%

Hydrological coeficient	0.81	1.36	—

Electricity sales (€ m)	1Q2004	1Q2003	Δ%
PPA capacity charge	220.4	219.3	0.5%
PPA energy charge	56.3	39.9	41.2%
Total CPPE	276.7	259.2	6.8%
TER / Trading (NBES)	41.8	—	—
Cogeneration (Soporgen & Energin)	9.7	9.9	-1.5%
Small hydro (1)	4.5	15.9	-71.8%

Total EDP Produção	332.7	284.9	16.8%

Fuel (€ m)	1Q2004	1Q2003	Δ%
Coal	36.1	27.1	33.1%
Fuel-oil	9.2	8.0	14.8%
Natural gas	4.1	2.3	77.8%
Diesel	0.2	0.2	29.9%
CPPE (PES)	49.6	37.6	31.9%
Natural gas (TER, Soporgen & Energin)	25.9	8.8	194.7%

Total EDP Produção	75.5	46.4	62.8%

Electricity purchases (€ m)	1Q2004	1Q2003	Δ%
Trading, autoconsumption & cogeneration	6.7	5.0	34.5%

•	In the 1Q2004, EDP’s total emission reached 7,188 GWh, of which 51% was hydro generation (down from 71.5% in the 1Q2003). The first 400 MW TER CCGT unit, which started industrial service on the 14th February 2004, contributed with 596 GWh to total emissions to the network.

•	EDP’s lower emission was due to lower rainfall in the 1Q2004 (hydro coefficient of 0.81 vs. 1.36 in the 1Q2004). Given that EDP owns nearly all the hydro capacity in Portugal, its contribution to the total energy delivered to the system fell from 75% in the 1Q2003 to 61% in the 1Q2004.

•	The PPA energy charge, the PPA component that allows for the pass-through to the tariffs of the fuel cost incurred by EDPP’s power plants operating in the Public Electricity System, rose 41.2 % due to a higher utilization of EDPP’s thermal power plants. EDPP was once again able to buy coal and fuel at a lower price than what it receives through the PPA energy charge (€49.6 million vs. €56.3 million), which is based on the EU coal price index and the Platts index. EDPP’s coal purchases benefited from long-term coal contracts that were negotiated before the rise in coal prices, as well as from the use of coal stocks at lower prices.

(1)	In the 1Q2003 the sales of the Hydro power plants with an installed capacity >10 MW were accounted in this item. In the 1Q2004 only the power plants <10 MW were accounted in this item (>10 MW are dispatch by the trading department).

EDP Produção

Profit and loss account (€ m)	1Q2004	1Q2003		Δ%
Electricity sales	332.7	284.9		16.8%
Services rendered	16.2	(2.5)		—
Other sales	5.3	4.8		10.8%
Revenues	354.3	287.3		23.3%
Electricity purchases	6.7	5.0		34.5%
Fuel, steam and ashes	75.5	46.4		62.8%
Other raw materials and consumables	0.6	1.4		-56.0%
Supplies and services	12.0	11.5		4.0%
Personnel costs	29.8	29.6		0.8%
Concession and power generating rents	0.2	0.9		-78.9%
Other operating expenses / (income)	(2.0)	(1.1)		-72.7%
Own work capitalised	(3.7)	(3.8)		2.4%
Depreciation and amortization	55.9	57.7		-3.0%
Compensation of deprec. of part-funded fixed assets	(1.0)	(1.0	)(1)	-4.0%
Provisions	2.8	2.4		18.8%
Operating costs and expenses, net	176.8	148.8		18.8%

Operating margin	177.5	138.5	(1)	28.1%

Personnel	1Q2004	1Q2003		Δ%
Personnel costs (m €)	29.8	29.6		0.8%
Number of employees	1,975	2,098		-5.9%

Average cost per employee (th €)	15.1	14.1		7.1%

Capital expenditures (€ m)	1Q2004	1Q2003		Δ%
Binding generation	2.2	6.2		-65.3%
Non-binding generation	1.8	30.8		-94.1%
Other investments	0.7	1.4		-51.2%
Financial costs (capitalised)	3.7	1.3		187.4%

Capital expenditures	8.3	39.7		-79.0%

•	Revenues increased from €287.3 million in the 1Q2003 to €354.3 million in the 1Q2004 due to the higher revenues from the PPA Energy charge, the beginning of industrial operations of the new TER CCGT and an increase in revenues from “services provided”, which includes mostly intra-group transactions with EDP Energia related with the supply of electricity to non-binding customers.

•	The implementation of the Human Resources restructuring program at EDPP resulted in a reduction of 109 employees (mostly towards the end of 2003). However, personnel costs increased 0.8% year on year, reflecting the 2004 salary increase of 2.8%.

•	The transfer of the energy management into EDPP, following TER’s operational start-up, in conjunction with an efficient fuel procurement and cost cutting, resulted in a 29.1% improvement in EDPP’s Operating Margin to €177.5 million in the 1Q2004.

•	EDPP’s investment fell 79% year-on-year, following a sharp decrease in the TER investment. However, the remaining investment in the second group of 400 MW of TER is expected to total approximately €130 million until the end of this year (the 2nd group will start operating in October 2004).

(1)	The “Compensation of depreciation of partly-funded fixed assets” ammounted to €1.0 million in both the 1Q2004 and the 1Q2003. Prior to 2004 we presented this item as an “other non-operating income”. In the 1Q2004, we have changed the presentation of “Compensation of depreciation of partly-funded fixed assets” which is now presented as an operating item. As such, our 1Q2003 “Operating margin” - that otherwise would have been €137.5 million - has been restated accordingly. This presentation change has no impact on the company’s “Profit before taxes and minorities” or “Net profit”.

EDP Distribuição

Electricity sales (GWh)	1Q2004	1Q2003	Δ%
Energy delivered to distribution	11,569	10,802	7.1%
Own consumption - distribution	(7)	(7)	0.1%
Distribution losses	(889)	(751)	-18.3%

Total electricity sales (1)	10,673	10,043	6.3%

Electricity sales - BES (2)	9,208	9,380	-1.8%
VHV (Very high voltage)	327	234	39.7%
HV (High voltage)	980	836	17.2%
MV (Medium voltage)	1,688	2,414	-30.1%
SLV (Special low voltage)	781	768	1.7%
LV (Low voltage)	5,092	4,782	6.5%
PL (Public lighting)	341	345	-1.3%

Electricity sales - NBES (3)	1,465	663	120.8%
EDP	963	441	118.5%
HV (High voltage)	7	13	-49.0%
MV (Medium voltage)	956	427	123.8%
Non-EDP	502	223	125.5%
HV (High voltage)	9	26	-65.5%
MV (Medium voltage)	493	197	150.7%

Regulated revenues		1Q2004	1Q2003
Unit revenue for the UDGr: HV and MV (€ / MWh)		9.48	9.84
Electricity delivered to PES/NBES consumers: HV and MV(GWh)		10,762	10,132
Unit revenue for the UDGr: LV (€ / MWh)		23.87	24.55
Electricity delivered to binding/non-binding consumers: LV (GWh)		6,214	5,789
t-2 tariff adjustment (€ m)		(1.8)	(3.5)

URD total allowed revenues (€ m)		248.5	238.4
Allowed revenues for the NS activity: VHV; HV and MV (€ m)		5.4	5.8
Allowed revenues for the NS activity: SLV (€ m)		2.5	2.3
Allowed revenues for the NS activity: LV (€ m)		32.4	31.6
t-2 tariff adjustment (€ m)		0.2	—

CRedes total allowed revenues (€ m)		40.5	39.7
Allowed revenues for the SPS activity: VHV; HV and MV (€ m)		3.9	2.1
Allowed revenues for the SPS activity: SLV (€ m)		1.2	0.6
Allowed revenues for the SPS activity: LV (€ m)		19.6	19.7
t-2 tariff adjustment (€ m)		0.1	5.7

CSEP total allowed revenues (€ m)		24.8	28.1
Allowed revenues for energy acquisition activity (t-2 tariff adjust.) (€ r		16.5	—
Allowed revenues for energy acquisition activity (t-1 tariff adjust.) (€ r		5.3	2.6

Total allowed revenues after tariff adjustment (€ m)		335.6	308.7

Electricity sales & gross profit (€ m)	1Q2004	1Q2003	Δ%
VHV ( Very high voltage)	13.3	11.1	19.1%
HV (High voltage)	47.0	40.2	17.1%
MV (Medium voltage)	124.6	175.1	-28.9%
SLV (Special low voltage)	77.2	74.5	3.5%
LV (Low voltage)	611.6	586.3	4.3%
Public lighting	28.5	28.2	0.9%
Interruptibility discounts	(6.7)	(6.1)	-10.0%
Tariff correction discounts	(0.1)	(0.4)	71.7%
Invoiced sales - BES	895.3	909.0	-1.5%
Invoiced sales - NBES	26.8	11.1	140.8%
Distribution 1Q01 reposition	—	(1.7)	—
Distribution 1Q02 reposition	(14.4)	—	—
Distribution 1Q03 reposition	(5.3)	—	—
Distribution 1Q03	—	(21.2)	—
Distribution 1Q04	(21.4)	—	—
Tariff adjustments	(41.1)	(22.8)	—

Electricity sales	880.9	897.2	-1.8%
Tariff adjustments’ reposition	19.7	1.7	—

Sales to customers before reposition	900.7	898.9	0.2%
Electricity purchases	565.1	590.1	-4.2%

Electricity gross profit	335.6	308.8	8.7%

•	Total electricity distributed reached 10,673 GWh in the 1Q2004, which represents an annual growth of 6.3%. In the BES, the continued transfer of MV clients to the NBES translated into a 1.8% decrease in energy sales. Between the 1Q2003 and the 1Q2004, EDPD gained 4 industrial clients and 20 HV clients that explain the 39.7% and 17.2% growth in VHV and HV energy sales, respectively.

•	EDPD’s number of clients in the BES increased 1.4% to 5,749,919. In the NBES, EDP Energia achieved a 65.7% market share selling 963 GWh to 1,633 clients. Since February 2004, the eligibility threshold for the NBES was extended to the SLV clients. By the end of the 1Q2004, the number of clients with non-binding status totalled 2,935, out of which 2,250 were acquiring energy in the NBES.

•	“Allowed revenues for energy acquisition activity” relate mostly to the recovery of: (i) the 2002 differences between estimated and real EDPD’s costs with energy acquisition in the non-binding system (€12.5 million); (ii) the 2003 differences between estimated and real fuel costs for the LV segments (€5.0 million) and (iii) costs with the tariff convergence mechanism.

•	Electricity purchases reflect a decrease in both the energy sales to the binding system and the estimates for fuel costs used by ERSE when calculating 2004 tariffs.

(1)	Figures presented include Sales to EDP Group.

(2)	BES - Binding Electricity System.

(3)	NBES - Non-Binding Electricity System.

EDP Distribuição

Profit and loss account (€ m)	1Q2004	1Q2003		Δ%
Electricity sales - group	18.7	1.5		—
Electricity sales - non-group	862.2	895.8		-3.7%
Services rendered	5.9	5.3		10.9%
Other sales	0.6	0.4		46.1%
Revenues	887.5	903.0		-1.7%
Electricity purchases	565.1	590.1		-4.2%
Other raw materials and consumables	23.6	24.6		-4.1%
Supplies and services	47.8	49.7		-3.8%
Personnel costs	92.9	99.3		-6.4%
Concession and power generating rents	46.4	42.8		8.4%
Other operating expenses / (income)	(2.9)	(2.2)		-32.5%
Own work capitalised	(39.4)	(40.9)		3.7%
Depreciation and amortization	86.6	85.4		1.4%
Compensation of deprec. of part-funded fixed assets	(16.7)	(17.1	)(1)	2.2%
Provisions	12.5	17.4		-28.1%
Operating costs and expenses, net	815.9	849.1		-3.9%

Operating margin	71.6	53.8	(1)	32.9%

Personnel	1Q2004	1Q2003		Δ%
Personnel costs (m €)	92.9	99.3		-6.4%
Number of employees	6,296	6,930		-9.1%

Average cost per employee (th €)	14.8	14.3		3.0%

Capital expenditures (€ m)	1Q2004	1Q2003		Δ%
Distribution grid	49.9	47.1		6.0%
Other investments	10.9	9.6		12.8%

Capital expenditures (1)	60.8	56.8		7.2%

Capital expenditures excl. subsidies	47.4	44.5		6.6%

•	Concession fees, calculated based on the previous year LV sales, reflect a 0.25 p.p. increase in the average rate paid to municipalities to 7.5%, and a 7.4% increase in LV Sales between 2002 and 2003.

•	Personnel costs decreased 6.4% during the period, reflecting the HR restructuring program started last year. The decrease in Pension Premiums that followed the 2004 actuarial study reflects: (i) the creation of a Regulatory Asset that covers early retirement responsibilities contemplated in the HR Restructuring Program at EDPD; (ii) the anticipation of the legal retirement age of early retirees. During the 1Q2004, 208 early retirees at EDPD opted to bring forward their retirement age.

•	Remunerations paid to early retirees within the scope of the HR Restructuring Program amounted to €3.2 million in the 1Q2004. Nevertheless, this cost was compensated with the amortisation of the Deferred Income created in 2003 for this purpose.

•	During the 1Q2004, EDPD reduced 39 employees, of which 6 were part of the restructuring program (negotiated dismissals). Negotiated dismissals implied an extraordinary cost of €1.3 million and a matching other non-operating income accounting for the increase of the Regulatory Asset.

(1)	The “Compensation of depreciation of partly-funded fixed assets” amounted to €16.7 million in the 1Q2004 and €17.1 million in the 1Q2003. Prior to 2004 we presented this item as an “other non-operating income”. In the 1Q2004, we have changed the presentation of “Compensation of depreciation of partly-funded fixed assets” which is now presented as an operating item. As such, our 1Q2003 “Operating margin” - that otherwise would have been €36.7 million - has been restated accordingly. This presentation change has no impact on the company’s “Profit before taxes and minorities” or “Net profit”.

(1)	Includes Cash Subsidies.

Hidrocantábrico - Generation & Supply

Spain energy balance (GWh)	1Q2004	1Q2003	Δ%
Generation	49,231	46,566	5.7%
Special regime	11,755	10,348	13.6%
Imports	1,884	1,916	-1.7%

System demand - coverage	62,870	58,830	6.9%

Regulated distribution	41,907	41,844	0.2%
Supply	18,171	15,350	18.4%
Exports	2,792	1,635	70.8%

Source: OMEL

Generation - selling price & fuel costs	1Q2004	1Q2003	Δ%
Average HC selling price to the pool (1) (€/MWh)	31.0	30.5	1.4%
Average HC fuel cost (€/MWh) (2)	20.6	15.1	36.2%

Supply - electricity sales to clients	1Q2004	1Q2003	Δ%
Electricity supplied (GWh)	1,068	1,004	6.3%
Sales of the electricity supplied - 40% (€ m)	24.6	22.2	10.9%
Number of clients	3,799	2,431	56.3%

Gross profit (gener. + supply) - 40% (€ m)	1Q2004	1Q2003	Δ%
Revenues	80.4	76.1	5.7%
Raw materials and consumables	52.4	45.4	15.4%

Gross profit	28.0	30.7	-8.7%

HC’s net electricity generation (GWh)	1Q2004	1Q2003	Δ%
Hydroelectric	341	387	-11.9%
Nuclear	330	335	-1.5%
Aboño	1,706	1,424	19.8%
Soto de Ribera	837	866	-3.4%
Coal	2,543	2,290	11.1%
Castejón CCGT	436	165	163.7%

Total generation	3,650	3,177	14.9%
Pumping	(17)	(34)	-49.2%
Energy delivered to the Pool	3,633	3,143	15.6%

HC’s market share in wholesale market	7.4%	6.8%	6.8 p.p.

•	Demand in the Spanish electricity market grew 4.1% versus 1Q2003, or 3.6% adjusted for working days and temperature effects. Due to a dry first quarter the hydrological coefficient dropped from 1.23 in the 1Q2003 to 0.76. Hidrocantábrico was able to increase its net emission by 14.9% in the 1Q2004 not only because of a lower hydrological coefficient, but also due to: i) a higher net emission at the Aboño power plant because of higher availability (in the 1Q2003 Aboño I stopped for maintenance works); and ii) a higher net emission at CCGT Castejón as a result of a lower variable cost in the 1Q2004 vis-à-vis 1Q2003.

•	To compensate for the low prices, Hidrocantábrico was able to account as a receivable €11.8 million of CTCs (40% consolidation at EDP amounts to €4.7 million). The increase of the average fuel costs due to a hike in the imported coal prices following an increase in shipping costs, put pressure on Hidrocantábrico’s generation margins. As for the supply activity, Hidrocantábrico was able to increase its average selling price 4.3% to €57.6/MWh in 1Q2004, offsetting the modest increase in the pool price.

•	Overall, Gross Profit of the Generation and Supply activities decreased 8.7% mostly explained by the increase of the average fuel costs, which had a negative impact in Hidrocantábrico of €19.0 million (40% consolidation at EDP amounts to €7.6 million). Nonetheless, this negative impact was partly offset by the increase in net emission (+€8.7 million for Hidrocantábrico / 40% consolidation at EDP amounts to €3.5 million) and a higher selling price in the generation activity (+€1.6 million for Hidrocantábrico / 40% consolidation at EDP amounts to €0.6 million).

(1)	Includes wholesale market, ancillary services and capacity payment.

(2)	Excluding hydroelectric emission.

Hidrocantábrico - Electricity Distribution & Gas Activity

Elect. distribution (GWh)	1Q2004	1Q2003	Δ%
Low voltage	676	584	15.7%
Medium voltage	256	238	7.6%
High voltage	1,416	1,356	4.4%

Electricity distributed	2,348	2,178	7.8%
of which: access clients	345	282	22.3%

Elect. distribution - 40% (€ m)	1Q2004	1Q2003	Δ%
Transmission	0.8	0.6	24.2%
Distribution	9.3	9.1	2.7%
Commercialisation	0.7	0.8	-6.1%

Elect. regulated revenues	10.8	10.5	3.3%

Electricity Distribution

•	According to the Decree Law (Real Decreto 1802/2003) that sets the revenues for the Spanish regulated electricity activities for 2004, out of the €2,823.4 million attributed to the Spanish electricity distribution activity, €90.1 million or 3.2% were allocated to Hidrocantábrico.

•	The rise in the transmission revenue is related with new transmission grid that was put in service.

Gas distribution (GWh)	1Q2004	1Q2003	Δ%
Gas distributed to direct clients	2,556	572	—
Gas distributed to access clients	3,789	118	—

Total gas distributed	6,345	690	—

Gas distribution - 40% (€ m)	1Q2004	1Q2003	Δ%
Transmission	1.0	0.2	—
Distribution	10.0	3.1	—
Commercialisation	1.1	0.5	—

Gas regulated revenues	12.1	3.8	—

Gas supply (GWh)	1Q2004	1Q2003	Δ%
Asturias & Basque Country	2,308	104	—
Rest of Spain	336	648	—

Gas supplied	2,644	752	—

Gas supply - 40% (€ m)	1Q2004	1Q2003	Δ%
Asturias & Basque Country	12.4	0.7	—
Rest of Spain	1.9	4.0	—

Gas sales	14.3	4.7	—

Gas Distribution

•	The inclusion of Naturcorp in Hidrocantábrico since the 1st August 2003 had an impact of 5,466 GWh of gas distributed in the 1Q2004. In this period Hidrocantábrico reached a 7.3% market share of gas distributed in Spain.

•	According to the Law (Orden Eco/31/2004) that sets the revenues for the Spanish regulated gas activities for 2004, of the €1,091.6 million attributed to the Spanish gas distribution companies, €107.8 or 10% were allocated to Naturcorp and its subsidiaries. In terms of gas transport regulated revenues, €8.9 million were allocated to Naturcorp and its subsidiaries.

Gas Supply

•	Gas supplied had a strong increase as a result of the inclusion of Naturcorp since the 1st August 2003. In the 1Q2004 Hidrocantábrico was able to achieve a 5.7% share of the liberalised market (excluding supply to the electricity sector). In the total Spanish gas market, both regulated and non-regulated, Hidrocantábrico sold 5,200 GWh of gas, corresponding to a 7.0% market share (excluding supply to the electricity sector).

In the 1Q2004 the consumption in the Spanish gas sector increased 16%, explained mostly by the liberalised segment as a result of the increase of the generation of electricity based on CCGT technology. In addition, the low temperatures and the increase of the number of clients, particularly in the liberalised segment, also contributed to this growth.

(1)	Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Hidrocantábrico

Profit and loss account - 40% (€ m)	1Q2004	1Q2003		Δ%
Revenues	178.4	135.8		31.4%
Raw materials and consumables	119.0	88.9		33.8%
Supplies and services	8.8	7.8		12.7%
Personnel costs	9.5	8.0		19.4%
Other operating expenses / (income)	1.6	0.9		—
Own work capitalised	(0.7)	(1.1)		42.8%
Depreciation and amortization	16.5	12.9		28.0%
Compensation of deprec. of part-funded fixed assets	(0.3)	(0.2	)(1)	-41.8%
Provisions	0.1	0.5		-88.6%
Operating costs and expenses, net	154.5	117.6		31.3%
Operating margin	23.9	18.2	(1)	31.6%
Interest and related income / (expenses)	(15.4)	(14.9)		-3.4%
Other non-operating income / (expenses)	0.3	1.8	(1)	-81.2%
Profit before taxes and minorities	8.8	5.0		75.3%
Provision for income taxes	3.5	(7.5)		—
Minority interests	1.7	0.9		90.0%

Net profit	3.7	11.6		-68.3%

Number of employees	1Q2004	1Q2003		Δ%
Number of employees	1,564	1,385		12.9%

Capital expenditures - 40% (€ m)	1Q2004	1Q2003		Δ%
Recurring investment	10.5	6.8		54.3%
Non-recurring investment	16.4	12.7		28.9%

(-) Subsidies	1.1	1.9		-43.2%

Capital expenditures	25.8	17.6		46.7%

Operating margin in 1Q2004 was affected by:

•	the inclusion of Naturcorp;

•	higher fuel costs at the generation activity due to a rise of the imported coal prices;

•	the increase in electricity distribution regulated revenues;

•	lower network implementation costs associated with the markets outside Asturias, which partly offset the increase in the supplies and services;

•	the 172% increase of special regime net emission to 112 GWh, as a result of a higher wind-power capacity.

1Q2004’s Net Profit is not directly comparable with the 1Q2003 since at the beginning of last year Hidrocantábrico accounted €25 million (40% consolidation at EDP amounts to €10 million) related to the tax benefit on the investment made in Castejón CCGT. In the 4Q2003, pursuant to IAS rules, the tax benefit accounted in the 1Q2003 was reverted and will be accounted during the Castejón CCGT plant’s useful life.

(1)	The “Compensation of depreciation of partly-funded fixed assets” amounted to €0.3 million in the 1Q2004 and €0.2 million in the 1Q2003. Prior to 2004 we presented this item as an “other non-operating income”. In the 1Q2004, we have changed the presentation of “Compensation of depreciation of partly-funded fixed assets” which is now presented as an operating item. As such, our 1Q2003 “Operating margin” - that otherwise would have been €18.0 million - and our 1Q2003 “Other non-operating income” - that otherwise would have been €2.0 million - have been restated accordingly. This presentation change has no impact on the company’s “Profit before taxes and minorities” or “Net profit”

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Brazil - Distribution

Electricity sales & gross profit	Bandeirante			Escelsa			Enersul
	1Q2004	1Q2003	Δ%	1Q2004	1Q2003	Δ%	1Q2004	1Q2003	Δ%
Electricity sales (GWh)
Electricity purchases & self generation	2,718	2,804	-3.1%	1,745	1,864	-6.4%	929	863	7.6%
Electricity delivered to distribution	3,239	3,100	4.5%	2,049	2,085	-1.7%	946	853	11.0%
Distribution losses	(254)	(247)	3.0%	(247)	(247)	-0.2%	(181)	(122)	48.4%
Residential	635	560	13.3%	323	340	-5.1%	239	238	0.5%
Industrial	1,128	1,307	-13.7%	615	675	-8.8%	136	155	-11.8%
Commercial	350	319	9.9%	206	209	-1.5%	149	145	2.9%
Other	251	257	-2.1%	284	290	-2.1%	201	184	9.6%
Electricity sales to customers	2,365	2,443	-3.2%	1,428	1,514	-5.7%	726	721	0.7%
Electricity distributed to access clients	620	410	51.0%	374	324	15.5%	40	10	298.1%

Total electricity distributed	2,984	2,854	4.6%	1,802	1,838	-2.0%	766	731	4.8%

Gross profit (R$ m)
Residential	186.0	154.4	20.5%	95.7	88.2	8.5%	65.7	51.1	28.6%
Industrial	177.7	179.2	-0.9%	76.6	77.2	-0.8%	23.0	18.6	23.5%
Commercial	92.9	74.6	24.5%	50.4	44.6	13.0%	39.7	29.7	33.5%
Other	45.8	40.6	12.9%	41.4	37.3	11.0%	34.3	20.0	71.7%
Electricity sales to customers	502.4	448.8	12.0%	264.1	247.3	6.8%	162.7	119.4	36.2%
Electricity distributed to access clients	22.8	5.8	294.0%	15.6	5.6	177.9%	1.2	0.3	253.3%
Other revenues (1)	(24.6)	(61.4)	59.9%	(11.5)	(15.3)	24.4%	6.9	(11.3)	—

Revenues	500.6	393.2	27.3%	268.3	237.7	12.9%	170.7	108.4	57.4%
(-) Raw materials and consumables	353.4	308.0	14.7%	174.1	134.2	29.8%	83.9	57.8	45.0%

Gross profit	147.2	85.2	72.8%	94.1	103.5	-9.1%	86.8	50.6	71.6%

Average tariff to customers (R$/MWh)	212.5	183.7	15.7%	185.0	163.4	13.2%	224.2	165.6	35.3%

•	Total electricity distributed by EDP’s subsidiaries in the Brazilian market increased 2.4%, reflecting the increase in demand of almost 5% in Bandeirante and Enersul’s regions, and the drop in consumption in Escelsa’s concession area (especially in the residential segment) due to the mild temperatures this summer.

•	Regarding electricity sales to customers and gross profit, Bandeirante and Enersul had a remarkable performance on the back of 2003’s tariff revisions. Escelsa’s annual tariff adjustment (+17.30%) in August 2003 was not reflected at the gross profit level, which dropped 9.1% as a result of: i) a 2.0% decline in the consumption; and ii) the increase of federal taxes on revenues (PIS and COFINS) from 3.0% to 7.6% for all distribution companies, since February 2004.

•	On April 8th 2004 ANNEL granted, at Enersul’s annual tariff adjustment, an average tariff increase of 17.02%:

i)	4.60% is the pass through of the non-controllable costs to the final tariff and 1.68% is the adjustment of controllable costs to the IGP-M inflation index;

ii)	2.60% is related to 50% of the deviation between the non-controllable costs settled in April 2002 and the true non-controllable costs incurred until April 2003;

iii)	3.02 % is related to the deviation between the non-controllable costs settled in April 2003 and the true non-controllable costs incurred until April 2004;

ivi)	4.94% is related to the partial amount of the tariff increase that was not granted in the last tariff revision (which is being recovered until 2007);

iv)	0.18% is related to past costs incurred during the rationing programme.

(1)	Includes the Regulatory Tariff Repositions, Taxes over Revenues, Non-Invoiced Electricity and other revenues

Brazil

	R$ million			€ million
Profit and loss account	1Q2004	1Q2003	Δ%	1Q2004	1Q2003	Δ%
Revenues	993.4	774.3	28.3%	274.5	205.0	33.9%
Raw materials and consumables	643.2	521.0	23.5%	177.8	137.4	29.4%
Supplies and services	50.4	50.0	0.8%	13.9	13.4	4.1%
Personnel costs	62.1	52.8	17.7%	17.2	13.6	25.8%
Other operating expenses / (income)	6.2	2.1	—	1.7	0.7	—
Depreciation and amortisation	50.5	50.4	0.1%	14.0	13.3	5.1%
Provision	10.6	14.7	-28.1%	2.9	3.9	-25.3%
Operating costs and expenses, net	822.9	691.0	19.1%	227.4	182.3	24.8%
Operating margin	170.5	83.3	104.7%	47.1	22.7	107.3%
Interest and relates income / (expenses)	(65.4)	23.2	—	(18.1)	7.1	—
Other non-operating income / (expenses)	13.7	(5.8)	—	3.8	(1.6)	—
Profit before taxes and minorities	118.8	100.7	18.0%	32.8	28.2	16.3%
Provision for income taxes	47.9	35.1	36.7%	13.2	8.4	57.4%
Minority interests	6.6	33.8	-80.5%	1.8	8.8	-79.2%

Net profit	64.3	31.9	101.9%	17.8	11.1	60.7%

•	The Brazilian operations had a remarkable performance at the operating margin level following tariff revisions at Bandeirante and Enersul (October and April 2003, respectively), which allowed for a more adequate return on invested capital. The increase in consumption of almost 5% in these companies also contributed positively.

•	Escelsa will have its next tariff revision in August 2004 and a marked improvement in results is expected from then on.

•	The 24.8% increase in operating costs and expenses, is mostly due to the rise in personnel costs following annual salary adjustments of approximately 10% in the second half of 2003.

Note: the compulsory contribution for the Energy Development Account (regulatory contribution for the development of renewable energy, natural gas and national coal fired-power) was accounted for in the raw materials and consumables item since January 2004, due to its pass-through nature to the final tariff.

•	In Euro terms, operating margin had a stronger improvement due to the slight appreciation of the Real against the Euro compared to the same period last year. Average BRL/€ in the 1Q2003 was 3.78 against 3.60 in the 1Q2004, representing a 5% rise of the Real in average terms.

Interest and Related Income / (Expenses) & Other Non-operating Income / (Expenses)

Interest and related income / (expenses) (€ m)	1Q2004	1Q2003	Δ%
Income on application of the equity method	6.1	6.3	-3.2%
Investment income	0.0	17.2	-100.0%
Amortization of investments (Goodwill)	(23.4)	(20.0)	-17.5%
Financial investments income / (expenses)	(17.3)	3.5	—
Interest income / (expenses)	(84.8)	(84.0)	-1.0%
Favourable / (Unfavourable) exchange differences	5.0	12.0	-58.5%
Other	2.6	(3.0)	—
Financing income / (expenses)	(77.3)	(75.0)	-3.0%

Interest and related income / (expenses)	(94.6)	(71.5)	-32.3%

Income on application of the equity method (€ m)	1Q2004	1Q2003	Δ%
REN (30%)	4.7	5.5	-14.1%
CEM (22%)	1.0	—	—
Hidrocantábrico subsidiaries	0.9	0.8	11.4%
Other	(0.5)	0.1	—

Income on application of the equity method	6.1	6.3	-3.2%

Amortization of investments (goodwill) (€ m)	1Q2004	1Q2003	Δ%
Hidrocantábrico	9.8	8.6	13.4%
EBE	2.1	2.1	0.0%
IVEN	5.4	4.6	17.3%
ACE Holding	1.1	1.1	3.4%
Comunitel	3.1	2.1	44.3%
Other	2.0	1.4	39.6%

Amortization of investments (Goodwill)	23.4	20.0	17.5%

Other non-operating income / (expenses) (€ m)	1Q2004	1Q2003	Δ%
Fixed assets gains / (losses)	(3.4)	1.0	—
(Increase) / reduction in deprec. and provisions	2.8	8.1	-66.0%
Corrections to previous years	(1.2)	(0.4)	-195.4%
Hydrological correction	—	—	—
Compensation of deprec. of part-funded fixed assets	—	— (1)	—
Bad debts	(1.8)	(0.3)	-521.3%
Stocks gains / (losses)	(0.5)	(0.4)	-43.0%
Other gains / (losses)	(3.0)	(3.1)	5.0%

Other non-operating income / (expenses)	(7.1)	4.9 (1)	—

The fall of €23.1 million on the Interest and related income / (expenses) is mostly due to:

•	A drop in Investment Income explained by: i) the €7.0 million received in dividends, in 1Q2003, from our 3% stake in Iberdrola that we sold in the 2H2003; and ii) last year’s €10.1 million received in dividends from BCP (4.36% stake) which this year were received in the second quarter (€7.2 million).

•	In January 2003 EDP received €16.9 million from the semi-annual coupon of the 83% of Escelsa Senior Notes acquired by the end of 2002. The coupons are currently being accrued monthly as an interest receivable.

•	Net forex differences were €7.0 million lower mainly due to a stronger Real appreciation against the US Dollar in the 1Q2003 than in the 1Q2004, affecting the dollar denominated debt of the Brazilian subsidiaries (note: Escelsa’s Senior Notes forex differences are offset in Group consolidation).

•	The €8.6 million improvement in “Other” is related to lower losses recorded in Bandeirante’s financing contracts linked to the IGP-M price index (32.5% in March 2003 and 5.1% in March 2004).

Other non-operating income / (expenses) amounted to a €7.1 million loss in the 1Q2004, compared to a €23.4 million gain in the 1Q2003:

•	The €18 million compensation of the amortisation of subsidised assets, which had been considered an extraordinary gain last year, was accounted for as an operating item;

•	“Other extraordinary gains/(losses)” include a €9.0 million cost with compensations paid to early retirees that accepted the anticipation of the legal retirement age (see page 9 – EDP Distribuição). This was partly offset by a €6.2 million tax recovery at Brazil.

(1)	The “Compensation of depreciation of partly-funded fixed assets” amounted to €18.1 million in the 1Q2004 and €18.5 million in the 1Q2003. Prior to 2004 we presented this item as an “other non-operating income”. In the 1Q2004, we have changed the presentation of “Compensation of depreciation of partly-funded fixed assets” which is now presented as an operating item. As such, our 1Q2003 “Other non-operating income” - that otherwise would have been €23.4 million - have been restated accordingly. This presentation change has no impact on the company’s “Profit before taxes and minorities” or “Net profit”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 7, 2004

EDP–Electricidadé de Portugal

	By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer